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                              February 26, 2024

       Benjamin Miller
       Chief Executive Officer of Fundrise Advisors, LLC
       Fundrise Development eREIT, LLC
       11 Dupont Circle NW, 9th FL
       Washington, DC 20036

                                                        Re: Fundrise
Development eREIT, LLC
                                                            Post Qualification
Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed January 30,
2024
                                                            File No. 024-11873

       Dear Benjamin Miller:

                                                        We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post Qualification Amendment No. 3 to Offering Statement on Form 1-A

       General

   1. We note your response to prior comment 2. We note your disclosure on page 4 that
                                                           [s]ubscribers may
generally withdraw their subscription prior to settlement, which typically occurs
between 3-5 days after the submission of the subscription    and your
                                                        disclosure on page 129
  [s]ubscriptions will be binding upon investors but will be effective only upon our
acceptance.    Please revise your disclosure, where applicable, to
                                                        reconcile and disclose
the details of your process for accepting or rejecting subscriptions, and the mechanics of
settlement, including what factors will go into deciding when to settle subscriptions,
how you will inform investors of the settlement cycle, and how soon after you make final
determination to accept or reject a subscription will that settlement occur.
 Benjamin Miller
Fundrise Development eREIT, LLC
February 26, 2024
Page 2


Management Compensation, page 68

2. Please revise to update your management compensation disclosure through the most recently completed fiscal year. Refer to Item 402 of Regulation S-K and Regulation S-K
       Compliance and Disclosure Interpretation 117.05.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,
FirstName LastNameBenjamin Miller
                                                             Division of
Corporation Finance
Comapany NameFundrise Development eREIT, LLC
                                                             Office of Real
Estate & Construction
February 26, 2024 Page 2
cc:       Mark Schonberger
FirstName LastName